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AMERICAS

US Legal Services

J. Neil McMurdie

Senior Counsel

(860) 580-2824

Fax:  (860) 580-4844

neil.mcmurdie@us.ing.com

August 26, 2010

Jeffrey A. Foor

Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:    ING Life Insurance and Annuity Company and its Variable Annuity Account C
Post-Effective Amendment No. 15 to Registration Statement on Form N-4
Prospectus Title: ING MAP Plus NP

         File Nos.:  333-109860 and 811-2513

Dear Mr. Foor:

On behalf of ING Life Insurance and Annuity Company (the “Company”) and its Variable Annuity Account C (the “Registrant”), we are sending this letter to respond to the comments received from you over the telephone on August 12, 2010, in connection with the above-referenced post-effective amendment that was filed on June 11, 2010.

Your comments and our responses are noted below.

COMMENT 1.       Filing Date: Please note that the filing of the Post-Effective Amendment No. 15 to the above-referenced registration statement occurred on June 11, 2010, instead of August 11, 2010, as indicated in your initial cover letter.

RESPONSE: Thank you for pointing out this error, and we acknowledge the misstatement of the filing date on the initial cover letter for the filing.

COMMENT 2.    Item 1, footnote 5 and item 3 in the Supplement:  Please clarify when a participant may be subject to the Transfer Asset Benefit Charge but not receive the Transferred Asset Benefit (TAB).

RESPONSE: The Company may provide a TAB to a contract holder in connection with the purchase of the contract in order to help defray charges that may apply when assets are transferred from another financial provider.  If the TAB option is selected, the Company will allocate a dollar amount not to exceed 5% of the total plan assets transferred to the Company in accordance with directions received from the contract holder.

Jeffrey A. Foor

Securities and Exchange Commission

At the direction of the contract holder, the TAB is generally allocated to all participants’ contracts that were affected by the transfer from another financial provider.  The TAB charge is then assessed against all current and future participants’ accounts.  In this circumstance, an individual who first participates in the contract after the TAB is allocated would be subject to the TAB charge, even though they did not receive the benefit of the TAB.

Please let me know if our responses to your comments are sufficient, or if you require further response.  Should these responses be sufficient, we will file a Rule 485(b) post-effective amendment to include the Opinion and Consent of Counsel and Auditor’s Consent and designate a new effective date for the supplement.

Please feel free to call me at 860-580-2824 with any further comments or questions.

Sincerely,

/s/ J. Neil McMurdie

J. Neil McMurdie